UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Evolve Transition Infrastructure LP
(Name of Issuer)

COMMON UNITS
(Title of Class of Securities)

30053M104
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30053M104	Page 2 of 16 Pages
1	NAMES OF REPORTING PERSONS
SP COMMON EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,509,792

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,509,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,509,792

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 30053M104	Page 3 of 16 Pages
1	NAMES OF REPORTING PERSONS
SP PREFERRED EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 30053M104	Page 4 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 5 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 6 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 7 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 8 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 9 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 10 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 11 of 16 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 12 of 16 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,107,218 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,107,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,107,218 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes approximately 23,765,948 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 13 of 16 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Evolve Transition Infrastructure LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056. This Amendment No. 17 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, Amendment No. 5, filed with the SEC on August 6, 2019, Amendment No. 6, filed with the SEC on September 4, 2020, Amendment No. 7, filed with the SEC on September 9, 2020, Amendment No. 8, filed with the SEC on October 5, 2020, Amendment No. 9, filed with the SEC on November 18, 2020, Amendment No. 10, filed with the SEC on February 1, 2021, Amendment No. 11 filed with the SEC on May 4, 2021, Amendment No. 12 filed with the SEC on August 3, 2021, Amendment No. 13 field with the SEC on November 2, 2021, Amendment No. 14 filed with the SEC on February 2, 2022, Amendment No. 15 filed with the SEC on May 3, 2022, and Amendment No. 16 filed with the SEC on August 2, 2022  (collectively the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 17 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 17 have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Pursuant to Stonepeak Catarina’s right under the Letter Agreement described in Amendment No. 9, on October 28, 2022, SP Holdings, a wholly-owned subsidiary of Stonepeak Catarina and the sole member of the General Partner, provided notice to the Board of its election to receive the third quarter 2022 quarterly distribution on the Class C Preferred Units in the form of Common Units (in lieu of payment-in-kind Class C Preferred Units), pursuant to which Stonepeak Catarina will acquire 27,442,638 Common Units (the “Q3 2022 Distribution”).  Because the Q3 2022 Distribution will result in the Reporting Persons being able to exercise the limited call right (as defined herein), the Reporting Persons and the Issuer jointly filed a Transaction Statement on Schedule 13E-3, after which the Issuer will wait at least 30 days prior to issuing the Common Units in the Q3 2022 Distribution.  Such Schedule 13E-3 was filed with the SEC on November 22, 2022.  Upon filing of the Schedule 13E-3, the Stonepeak Reporting Persons have the right to acquire 27,442,638 Common Units within 60 days and accordingly, pursuant to Rule 13d-3 under the Act, may be deemed the beneficial owner of such Common Units.  The Reporting Persons expect the Issuer to issue the Common Units in the Q3 2022 Distribution to Stonepeak Catarina promptly after the passage of 30 days from the filing of the Schedule 13E-3. It is anticipated that Stonepeak Catarina and the Issuer will enter into Amendment No. 9 to the Warrant prior to the Q3 2022 Distribution, in order to exclude from the Warrant the Common Units included in the increase to the Issuer’s Long-Term Incentive Plan, effective March 6, 2015, resulting from the issuance of the Q3 2022 Distribution.

At any time the Reporting Persons hold more than 80% of the outstanding Common Units, whether as a result of a quarterly distribution on the Class C Preferred Units in the form of Common Units, the exercise of the Warrant or other acquisition of Common Units, which will occur as soon as Stonepeak Catarina receives the Q3 2022 Distribution, and completes the Stonepeak LCR Transfer (as defined herein), the Reporting Persons will be able to cause the General Partner or a controlled affiliate of the General Partner to exercise the limited call right (the “limited call right”) provided for in Section 15.1 of the Third Amended and Restated Agreement of Limited Partnership of Evolve (the “Partnership Agreement”) to purchase all outstanding Common Units (other than Common Units held by the General Partner or its controlled affiliates), at a price per Common Unit determined pursuant to Section 15.1 of the Partnership Agreement. As of the date of this Amendment No. 17, the General Partner and its controlled affiliates do not own any Common Units.

The Reporting Persons would effect any such exercise of its limited call right by: (i) either (a) transferring control over or (b) transferring all of the Common Units held by it to the General Partner or a controlled affiliate of the General Partner (the “Stonepeak LCR Transfer”); and (ii) causing the General Partner, which under Section 15.1 of the Partnership Agreement has the right to exercise the limited call right, to either (a) exercise the limited call right or (b) assign and transfer such right to a controlled affiliate of the General Partner and then exercise (or cause the exercise) of such limited call right.

CUSIP NO. 30053M104	Page 14 of 16 Pages
As of the date of this Amendment No. 17, the Reporting Persons have not exercised the Warrant and have not received the Q3 2022 Distribution and, accordingly, have not caused the exercise of the limited call right. Although the Reporting Persons do not currently intend to cause the exercise of the limited call right, after the Q3 2022 Distribution, the Reporting Persons will hold more than 80% of the outstanding Common Units, and assuming they were to complete the Stonepeak LCR Transfer, the Reporting Persons will be able to cause the General Partner or a controlled affiliate of the General Partner to exercise the limited call right. If the limited call right is exercised, the General Partner or one of its controlled affiliates will purchase all of the Common Units (other than Common Units held by the General Partner or its controlled affiliates), the Issuer will cease to be a public company, registration of Common Units under the Exchange Act will be terminated and Common Units will cease to be quoted on the NYSE American.

Also, on September 1, 2022, Stonepeak Catarina sent a letter to the General Partner pursuant to which it replaced Jack Howell with David Kinder as one of its designated directors on the Board pursuant to the Board Representation and Standstill Agreement, which replacement became effective September 2, 2022.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended by adding the following:

(a) As of the date hereof, each of the Catarina Reporting Persons may be deemed the beneficial owner of 200,107,218 Common Units, which amount represents approximately 80.3% of the outstanding Common Units. This amount includes: (i) 135,388,840 Common Units held directly by Stonepeak Catarina; (ii) approximately 23,765,948 Common Units that Stonepeak Catarina currently has the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; (iii) 4,509,792 Common Units held directly by SPCE Sub; (iv) 9,000,000 Common Units held directly by SPPE Sub; and (v) 27,442,638 Common Units that Stonepeak Catarina has the right to acquire within 60 days pursuant to the Q3 2022 Distribution. As of the date hereof, SPCE Sub may be deemed the beneficial owner of 4,509,792 Common Units, which amount represents approximately 2.0% of the outstanding Common Units, and SPPE Sub may be deemed the beneficial owner of 9,000,000 Common Units, which amount represents approximately 4.0% of the outstanding Common Units.

The foregoing beneficial ownership percentages are based on approximately 249,073,000 Common Units outstanding, which assumes the issuance of (i) the 27,442,638 Common Units issuable pursuant to the Q3 2022 Distribution and (ii) for purposes of calculating the Catarina Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the approximately 23,765,948 Common Units issuable upon exercise of the Warrant.

(b) The Catarina Reporting Persons have shared voting power and shared dispositive power with regard to the 135,388,840 Common Units held directly by Stonepeak Catarina, the approximately 23,765,948 Common Units that Stonepeak Catarina currently has the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina and the 27,442,638 Common Units that Stonepeak Catarina has the right to acquire within 60 days pursuant to the Q3 2022 Distribution. The Catarina Reporting Persons have shared voting power and shared dispositive power with SPCE Sub with regard to the 4,509,792 Common Units held directly by SPCE Sub and have shared voting power and shared dispositive power with SPPE Sub with regard to the 9,000,000 Common Units held directly by SPPE Sub.

(c) The response to Item 4 of this Amendment No. 17 is incorporated by reference herein. Except as set forth in the Amendment No. 17, there were no transactions in Common Units by the Reporting Persons effected during the past 60 days.

CUSIP NO. 30053M104	Page 15 of 16 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SP PREFERRED EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

SP COMMON EQUITY SUBSIDIARY LLC
By: STONEPEAK CATARINA HOLDINGS LLC, its sole member
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA HOLDINGS LLC
By: STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
By: STONEPEAK ASSOCIATES LLC, its managing member
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC
By: STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

CUSIP NO. 30053M104	Page 16 of 16 Pages
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By: STONEPEAK ASSOCIATES LLC, its general partner
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK ASSOCIATES LLC
By: STONEPEAK GP HOLDINGS LP, its sole member
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP HOLDINGS LP
By: STONEPEAK GP INVESTORS LLC, its general partner
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS LLC
By: STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS MANAGER LLC
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member
/s/ Michael Dorrell
Michael Dorrell

November 22, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001)